Exhibit 99.1

DRYSHIPS INC. ANNOUNCES REGISTERED DIRECT OFFERING

June 8, 2016, Athens, Greece. DryShips Inc. (NASDAQ:DRYS), or the Company, an international owner of drybulk carriers and offshore support vessels, announced today that the Company has entered into a Securities Purchase Agreement with an institutional investor for the sale of 5,000 newly designated Series C Convertible Preferred Shares, warrants to purchase 5,000 Series C Convertible Preferred Shares and 148,998 common shares.
The securities will be issued to the investor through a registered direct offering.
The Company estimates that the net proceeds from the sale of the securities, after deducting fees and expenses, will be approximately $5 million.  The Company may further receive up to an aggregate of $5 million if all of the warrants are exercised, for total proceeds of $10 million.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers of securities will be made only by means of a prospectus supplement and accompanying base prospectus.  A shelf registration statement on Form F-3 (File No. 333-202821), including a base prospectus, relating to the securities being offered has been filed with the United States Securities and Exchange Commission and declared effective.  A prospectus supplement relating to the offering is being filed by the Company with the SEC. Copies of the prospectus supplement, together with the accompanying base prospectus, can be obtained at the SEC's website at http://www.sec.gov or from DryShips Inc., 109 Kifissias Avenue and Sina Street, 151 24, Marousi, Athens, Greece, Attention: Investor Relations.

About DryShips Inc.

The Company is an owner of drybulk carriers and offshore support vessels that operate worldwide.  The Company owns a fleet of 20 Panamax drybulk carriers with a combined deadweight tonnage of approximately 1.5 million tons, and 6 offshore supply vessels, comprising 2 platform supply and 4 oil spill recovery vessels.

The Company's common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect the Company's current views with respect to future events, including the registered direct offering, and financial performance and may include statements concerning plans, objectives, goals, strategies and other statements.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure to consummate the registered direct offering, the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in our relationships with the lenders under our debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by DryShips Inc. with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com